Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. Completes Secured Debenture Financing

     TORONTO, Oct. 8 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
PREMF.pk) ("PreMD" or the "Company") today announced that it has completed its previously announced debenture financing with several existing institutional investors and insiders, including Midsummer Investment, Ltd. The gross proceeds of the financing which totaled CDN$500,000 will be used for general corporate purposes.
     "We are very pleased to have completed this financing", said Brent
Norton, President and CEO of PreMD. "The proceeds from this financing should enable us to carry forward with our goals into 2009, including actively evaluating the sales and distribution options for our PREVU(x) technology, expanding the market for our existing products in the cosmetics industry, advancing our pipeline of cancer detection products and monetizing various tangible and intangible assets."
     The secured debentures (the "Debentures") mature 12 months after the date of issuance at an amount equal to CDN$1,111 per CDN$1,000 principal amount and are secured against the assets of the Company. The Debentures contain certain accelerated pre-payment provisions at the option of the holders or the
Company. The Company has also issued approximately 7.68 million common share purchase warrants (the "Warrants"), each Warrant being exercisable for a period of five years into one common share at $0.05 per share, such exercise price being equal to 100% of the average of the volume-weighted average price of the Company's common shares on the Toronto Stock Exchange for the five day period ending October 6, 2008.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Brent Norton,
President & CEO, Tel: (416) 222-3449 ext 22, Email: bnorton(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 17:00e 08-OCT-08